Janus Capital Law Group

22 Executive Park, Suite 250

Irvine, CA 92614

Lake Forest, California 92630

Telephone (949) 633-8965

Facsimile (877) 275-5954

July 22, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	George K. Schuler, Mining Engineer
Ethan Horowitz, Accounting Branch Chief
Cheryl Brown, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	Nevada Canyon Gold Corp.
Offering Statement on Form 1-A
Filed June 17, 2022
File No. 024-11911

Ladies and Gentlemen:

As counsel for Nevada Canyon Gold Corp., a Nevada corporation (the “Company”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on July 8, 2022, relating to the Company’s Offering Statement on Form 1-A, File No. 024-11911, filed with the Commission on June 17, 2022 (the “Registration Statement”). Amendment No. 1 to the Registration Statement is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and the Staff’s comments are presented in bold italics.

Asset Overview, page 35

1.	We note your asset overview in this section. Summary disclosure should be provided for all properties, which includes both your material and non-material properties, pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include the required information under Item 1303(b) of Regulation S-K for all of your properties, including the Lazy Claims property.

RESPONSE: The Company has revised its disclosure on pages 35-39 to include the required disclosures for all properties, both material and non-material, pursuant to Item 1303(a) of Regulation S-K and included the required information under Item 1303(b) of Regulation S-K for all the properties, including the Lazy Claims property.

The Palmetto Royalty, page 35

2.	Please include the commodity price used, metallurgical recovery, and the cutoff grade with your resource and reserve disclosures. See Items 1303(b)(3) and 1304(d) of Regulation S-K.

RESPONSE: On page 36, the Company has revised the disclosure to include the commodity price used, the metallurgical recovery and the cutoff grade consistent with Items 1303(b)(3) and 1304(d) of Regulation S-K.

Olinghouse Royalty, page 36

3.	We note your disclosure of historic resources for the Olinghouse property. As this resource estimate does not appear to be current, please update or remove this disclosure. See Item 1304(h) of Regulation S-K.

RESPONSE: On page 36, the disclosure of historic resources (table) for the Olinghouse property has been removed. The Company has updated the remaining disclosure to comply with Item 1304(h) of Regulation S-K.

Our Business Model, page 39

4.	Please revise to provide individual property disclosures to comply with Item 1304(b) of Regulation S-K.

RESPONSE: On pages 40-42 the Company has added the individual property disclosures to comply with Item 1304(b) of Regulation S-K.

Recent Developments, page 41

5.	We note your description of the location of the Agai-Pah Property here and the disclosure on page F-11 identifying the location as northeast of Hawthorne, Nevada. Please revise your disclosure as different locations appear to be provided with your property descriptions.

RESPONSE: On page 44 the Company has revised the disclosure on the Agai-Pah Property to ensure accuracy and consistency with prior disclosures.

Exhibits

6.	Please file a revised legal opinion from legal counsel to opine that the warrants and units will be valid and binding obligations of the company. For guidance, refer to Section II.B.1.f and Section II.B.1.h of Staff Legal Bulletin No. 19.

RESPONSE: The Company’s counsel has provided and Company has attached to its filing a revised legal opinion containing the required language.

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General

7.	We note your disclosure that you have engaged Digital Offering LLC, a FINRA/SIPC Member, to perform administrative and technology related functions in connection with this Offering, but not for underwriting or placement agent services. You further state at page 50 that “Digital Offering is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering.” However, paragraph 4(c) of your engagement agreement with Digital Offering LLC provides that you “authorize Digital Offering to transmit to the prospective Investors the Offering Circular and Authorized Sales Materials.” Please reconcile your disclosure with the terms of the engagement letter with Digital Offering LLC. We may have additional comments after review of your response.

RESPONSE: Please note that Digital Offering has revised its engagement agreement to remove the sentence referenced in Comment #7 as it does not apply to the relationship between the Company and Digital Offering. The Company is informed that the sentence was left in the engagement agreement in error.

Please also note that the Company made additional minor revisions to the Registration Statement on page 49 and Exhibit 1.1 in order to address comments addressed to Digital Offering, LLC, by FINRA. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at dcolby@januscapitallaw.com or by phone at 949.633.8965.

JANUS CAPITAL LAW GROUP

/s/ Deron M. Colby
Deron M. Colby, Esq.

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